UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006

                             Commission File Number

                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                               18 Zerva Nap. Str.
                                 166 75 Glyfada
                                 Athens, Greece


                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued November 9, 2006 by Aries Maritime Transport Limited (the "Company") announcing the Company's third quarter and nine month 2006 financial results and declaration of dividend.

ARIES
MARITIME TRANSPORT LIMITED

Company Contact:                            Investor and Media Contacts:
Richard J.H. Coxall                         Leon Berman          Michael Cimini
Chief Financial Officer                     Principal            Vice President
Aries Maritime Transport Limited            The IGB Group        The IGB Group
(011) 30 210 8983787                        212-477-8438         212-477-8261


            Aries Maritime Transport Limited Announces Third Quarter
                      And Nine Month 2006 Financial Results

           Company Declares Third Quarter Dividend of $0.20 per Share

ATHENS, GREECE, November 9 - Aries Maritime Transport Limited (NASDAQ: RAMS) today reported its financial results for the three months ended September 30, 2006. The following financial review discusses the results for the three months ended September 30, 2006 compared with the results for the three months ended June 30, 2006 to provide a more meaningful comparison. It also refers to the results for the three months ended September 30, 2006 compared with the results for the three months ended September 30, 2005 as well as the results for the nine months ended September 30, 2006 compared with the results for the nine months ended September 30, 2005. Aries commenced operations as a public company in June 2005 with 10 vessels and this should be taken into account when reviewing the results for the three months ended September 30, 2006, compared with the results for the three months ended September 30, 2005 as well as the results for the first nine months of 2006 compared to the results for the first nine months of 2005.

Sequential Quarterly Results
Revenues of $23.4 million were recorded for the three months ended September 30, 2006, compared to revenues of $22.5 million recorded for the three months ended June 30, 2006. The increase in revenues is primarily due to the return to service of Citius, now named Arius, on August 1, 2006 and the Stena Compassion operating for the entire quarter, having been delivered on June 16, 2006. Off-hire time for certain vessels during the three month period ended September 30, 2006 partially offset the increase in revenues.

As of September 30, 2006, the fleet comprised ten products tankers and five container ships, which is the same number of vessels as of June 30, 2006. During the three months ended September 30, 2006, vessel operating days totaled 1,380, compared to total vessel operating days of 1,289 for the three months ended June 30, 2006. The net loss for the three months ended September 30, 2006 was $4.6 million, or $0.16 basic and diluted earnings per share, compared to net income of $1.2 million or $0.04 basic and diluted earnings per share recorded for the three months ended June 30, 2006. Results for the three months ended September 30, 2006 include an unrealized loss of $3.9 million from the change in the fair value of derivatives, which are interest rate swaps entered into by the Company to hedge its exposure to US interest rates on its debt.

Adjusted EBITDA for the three months ended September 30, 2006 was $10.7 million compared to $9.8 million for the three months ended June 30, 2006. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Mons S. Bolin, President and Chief Executive Officer, commented, "Our vessel out-of-service time affected our results for the third quarter of 2006 despite our growth in the fleet following the successful expansion of our products tanker fleet by 47% on a deadweight tonnage basis since our IPO in June 2005. We have worked diligently to return our vessels to service and are pleased to have the Arius, formerly named the Citius, return to service during the third quarter as well as the Bora effective mid-October. We have also taken active measures, including the recent appointment of a Fleet Manager, to strengthen our ship operations going forward."

Year-Over-Year Third Quarter Results
Revenues of $23.4 million were recorded for the three months ended September 30, 2006, compared to revenues of $21.4 million recorded for the three months ended September 30, 2005. The increase in revenues is primarily due to the growth of the Company's fleet and associated increase in operating days. As of September 30, 2006, the fleet comprised of ten products tankers and five container ships compared to seven products tankers and five container ships as of September 30, 2005. During the three months ended September 30, 2006 vessel operating days totaled 1,380 compared to total operating days of 1,090 for the three months ended September 30, 2005. Net loss was $4.6 million or $0.16 basic and diluted earnings per share for the three months ended September 30, 2006, compared to net income of $0.4 million or $0.01 basic and diluted earnings per share recorded for the three months ended September 30, 2005.

Adjusted EBITDA for the three months ended September 30, 2006 was $10.7 million compared to $11.8 million for the three months ended September 30, 2005. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Nine-Month Results
Revenues of $67.1 million were recorded for the nine months ended September 30, 2006, compared to revenues of $54.1 million recorded for the nine months ended September 30, 2005. The increase in revenues is primarily due to the addition to the fleet of three products tankers as well as new charters commencing at higher rates for four of our products tankers and one of our container ships during the second half of 2005 and the first half of 2006.

During the nine months ended September 30, 2006, vessel operating days totaled 3,885, compared to total vessel operating days of 2,906 for the nine months ended September 30, 2005. Net income was $0.7 million or $0.03 basic and diluted earnings per share for the nine months ended September 30, 2006, compared to net income of $7.1 million or $0.25 basic and diluted earnings per share recorded for the nine months ended September 30, 2005.

Adjusted EBITDA for the nine months ended September 30, 2006 was $31.2 million compared to $31.7 million for the nine months ended September 30, 2005. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Fleet Report
Aries currently operates a fleet of ten double-hulled products tankers and five container ships. The Company's products tankers consist of five double-hulled MR tankers, four double-hulled Panamax tankers and one double-hulled Aframax tanker with an average age of 7.3 years and an aggregate capacity of approximately 575,325 dwt.

The Company's five container ships range in capacity from 1,799 to 2,917 TEU and have an average age of 17 years.

Fleet Deployment
Thirteen out of Aries' 15 vessels are currently deployed on period charters with established international charterers and state-owned entities. The period charters have remaining periods ranging from approximately 3 months to approximately 3.8 years, with an average of approximately 1.7 years. One products tanker, Bora, is currently operating in the spot market and one container vessel, Force, now named SCI Tej, is currently deployed on a trip time charter from the Middle East to Europe with the Shipping Corporation of India at a daily rate of $21,693. The trip commenced on October 13 and the charterer has exercised an option to extend the charter from Europe to the U.S. East Coast, in consideration of which an additional $225,000 lump sum is payable by the charterer.

On August 7, 2006, the Company announced it entered into a new time charter for the Citius, now named the Arius, with ST Shipping (an affiliate of Glencore) at a net rate of $17,550 per day. The charterer has two options to extend the time charter, which has an initial period of six months, for up to a total of 18 months. The time charter commenced on August 1, 2006, and also includes a profit sharing component with a 50 percent share for Aries, which will be calculated on a quarterly basis. An agreement in principle has been reached by Aries and the charterer to settle the $930,000 claim previously filed by the charterer. The claim will be settled out of future profit sharing under the new charter in a total amount of $750,000, with Aries providing a guarantee that if insufficient profits are forthcoming, Aries will pay this amount at the end of the new charter. The agreement in principle is subject to completion and execution of final documentation.

On October 24, 2006, the Company announced it has commenced a new time charter for the Energy, now named Energy 1, a 1989-built container vessel, with IRISL following the redelivery of the vessel from its previous charterer. The new time charter, effective October 2, 2006, is for an initial period of 18 months at a rate of $17,297.50 per day. The charterer has an option to extend the time charter for a period of six months at the same rate.

Appointment of Fleet Manager
Effective November 1, 2006, Aries named Tapas Mukhopadhyay as Fleet Manager, a new senior-level position. Mr. Mukhopadhyay is responsible for streamlining communications between Aries and its third-party ship managers and supervising all fleet operations. He brings to Aries 30 years of experience in the shipping industry, including 10 years as Head of Technical Management for Essar Shipping Ltd. of India.

The following table details Aries' fleet deployment:

                                    Year     Charterer/       Expiration     Charterhire
Vessels                Size         Built    Subcharterer     of Charter    (net per day)
-------                ----         -----    ------------     ---------     -------------
Products Tankers
Altius                 73,400 dwt   2004     Deiulemar/Enel   Through 6/09   $14,860
Fortius                73,400 dwt   2004     Deiulemar/Enel   Through 8/09   $14,860
Nordanvind             38,701 dwt   2001     PDVSA            Through 10/08  $19,988


Bora                   38,701 dwt   2000     Spot market


High Land              41,450 dwt   1992     Trafigura        Through 4/08   $16,575

High Rider             41,502 dwt   1991     Trafigura        Through 4/08   $16,575

Arius (ex Citius)      83,970 dwt   1986     ST Shipping      Through 1/07   Minimum of
                                                              with two 6-    $17,550,
                                                              month          maximum of
                                                              extensions     $18,281 + 50%
                                                              at             of profits
                                                              charterers'    over and above
                                                              option         actual gross
                                                                             charter rate
Stena Compass          72,750 dwt   2006     Stena group      Through        Bareboat
                                                              8/08           charter (no
                                                                             vessel
                                                                             operating
                                                                             expenses for
                                                                             Aries) at rate
                                                                             of $18,700 +
                                                                             30% index
                                                                             linked profit
                                                                             sharing

Stena Compassion       72,750 dwt   2006     Stena group      Through        Bareboat
                                                              12/08          charter (no
                                                                             vessel
                                                                             operating
                                                                             expenses for
                                                                             Aries) at rate
                                                                             of
                                                                             $18,700 +
                                                                             30% index
                                                                             linked profit
                                                                             sharing

Chinook                38,701 dwt   2001     Navigazione      Through 1/07   $13,186
                                             Montanari                       through 1/07

Container Vessels
CMA CGM Makassar       2,917 TEU    1990     CMA CGM          Through 5/10   $20,400
CMA CGM Seine          2,917 TEU    1990     CMA CGM          Through 9/10   $20,400

Energy 1 (ex ANL       2,438 TEU    1989     IRISL            Through 4/08   $17,297
Energy)                                                       with one
                                                              6-month
                                                              extension
                                                              at
                                                              charterers'
                                                              option
SCI Tej  (Ex CMA CGM   2,438 TEU    1989     SCI              Through 11/06  $21,693 plus a
Force)                                                                       gross ballast
                                                                             bonus of
                                                                             $ 225,000

Ocean Hope             1,799 TEU    1989     China Shipping   Through 6/07   $13,956
                                             Container Lines

Summary of Selected Data

                                                Three Months Ended
                                                September 30,
                                                2006               June 30, 2006
ADJUSTED EBITDA RECONCILIATION (1)
----------------------------------
(All amounts in US$000's unless otherwise
stated)
NET INCOME                                                (4,607)          1,189
PLUS : NET INTEREST EXPENSE                                 5,098          4,418
PLUS : DEPRECIATION AND AMORTIZATION                        6,368          4,925
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES                   3,854          (772)
ADJUSTED EBITDA                                            10,713          9,760

FLEET DATA
----------
NUMBER OF VESSELS                                              15             15
NUMBER OF VESSELS ON PERIOD CHARTER                            14             14
WEIGHTED AVERAGE AGE OF FLEET                                11.2           10.9
OPERATING DAYS (2)                                          1,380          1,289

AVERAGE DAILY RESULTS
TIME CHARTER EQUIVALENT RATE (3)                           17,711         17,446
TOTAL VESSEL OPERATING EXPENSES (4)                         7,528          6,248
ADJUSTED EBITDA (5)                                         7,763          7,572


                                              Three Months
                                              Ended September 30,  September 30,
                                              2006                     2005
ADJUSTED EBITDA RECONCILIATION (1)
----------------------------------
(All amounts in US$000's unless otherwise
stated)
NET INCOME                                           (4,607)                 411
PLUS : NET INTEREST EXPENSE                            5,098               8,285
PLUS : DEPRECIATION AND AMORTIZATION                   6,368               3,108
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES              3,854                   0
ADJUSTED EBITDA                                       10,713              11,804

FLEET DATA
----------
NUMBER OF VESSELS                                         15                  12
NUMBER OF VESSELS ON PERIOD CHARTER                       14                  12
WEIGHTED AVERAGE AGE OF FLEET                           11.2                11.0
OPERATING DAYS (2)                                     1,380               1,090

AVERAGE DAILY RESULTS
---------------------
TIME CHARTER EQUIVALENT RATE (3)                      17,711              19,600
TOTAL VESSEL OPERATING EXPENSES (4)                    7,528               5,250
ADJUSTED EBITDA (5)                                    7,763              10,829

                                              Nine Months
                                              Ended September 30,  September 30,
                                              2006                    2005
ADJUSTED EBITDA RECONCILIATION (1)
----------------------------------
(All amounts in US$000's unless otherwise
stated)
NET INCOME                                              711               7,100
PLUS : NET INTEREST EXPENSE                          12,818              16,293
PLUS : DEPRECIATION AND AMORTIZATION                 15,702               8,648
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES             1,935               (377)
ADJUSTED EBITDA                                      31,166              31,664

FLEET DATA
----------
NUMBER OF VESSELS                                        15                  12
NUMBER OF VESSELS ON PERIOD CHARTER                      14                  12
WEIGHTED AVERAGE AGE OF FLEET                          11.2                11.0
OPERATING DAYS (2)                                    3,885               2,906

AVERAGE DAILY RESULTS
---------------------
TIME CHARTER EQUIVALENT RATE (3)                     17,777              18,612
TOTAL VESSEL OPERATING EXPENSES (4)                   6,671               5,226
ADJUSTED EBITDA (5)                                   8,022              10,896

(1) Aries considers Adjusted EBITDA to represent the aggregate of net income, net interest expense, depreciation, amortization and change in the fair value of derivatives. The Company's management uses Adjusted EBITDA as a performance measure. The Company believes that Adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by GAAP. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

(2) Operating days are defined as the total days the vessels were in the Company's possession for the relevant period.

(3) Adjusted to reflect that the Stena Compass and the Stena Compassion were each employed on a bareboat charter; an assumed TCE of $24,500 per day has been included in respect of (a) the 46 operating days of the Stena Compass in the three month period ended March 31, 2006, the 91 operating days of the vessel during the three month period ended June 30, 2006, and the 92 operating days of the vessel during the three month period ended September 30, 2006 (b) the 15 operating days of the Stena Compassion in the three month period ended June 30, 2006 and the 92 operating days of the vessel during the three month period ended September 30, 2006.

(4) Total vessel operating expenses is defined as the sum of the vessel operating expenses, amortization of dry-docking and special survey expense and management fees.

     Adjusted to reflect that both the Stena Compass and the Stena Compassion were employed on bareboat charters; (a) the 46 operating days of the Stena Compass during the three month period ended March 31, 2006, the 91 operating days of the vessel during the three month period ended June 30, 2006 and the 92 operating days of the vessel during the three month period ended September 30, 2006 and (b) the 15 operating days of the Stena Compassion in the three month period ended June 30, 2006 and the 92 operating days of the vessel during the three month period ended September 30, 2006, have been excluded from the calculation as the charterers are responsible for vessel operating expenses.

(5) Average Adjusted EBITDA per day is calculated by dividing the Adjusted EBITDA by the Operating days.

Dividend Declaration
On November 9, 2006, Aries' Board of Directors declared a $0.20 per share dividend for the three month period ended September 30, 2006. The dividend is payable on November 30, 2006 to shareholders of record on November 20, 2006.

Aries' policy is to pay a quarterly dividend in March, May, August and November of each year, in an amount equal to the charter hire received by Aries during the preceding quarter less cash expenses for that quarter (principally vessel operating expenses, debt service and administrative expenses) and any reserves our Board of Directors determines we should maintain. The payment of dividends is at the discretion of the Board.

Mr. Bolin concluded, "We are committed to securing all vessels on profitable period charters to enhance our earnings visibility. Complementing this approach, we will continue to look for opportunities to enter into profit-sharing arrangements in order to benefit from future rate increases while maintaining the stable base rate provided by the period charter. Currently, 30% of our products tanker fleet has profit-sharing components as part of their time charters.

"As we execute our strategy, we will continue to implement our cost control measures in an effort to further enhance our operational efficiencies. In addition, we will explore further acquisition opportunities utilizing our disciplined approach and financial flexibility, which includes $64 million as of October 3, 2006, in undrawn commitment under our credit facility. Our focus remains on capitalizing on favorable industry fundamentals through our strategic growth plan while providing our shareholders with stable earnings and dividends over the long term."

Conference Call and Webcast Information
The Company announced that it will hold a conference call on Thursday, November 9, 2006 at 11:00 a.m. Eastern Time to discuss earnings for the quarter ended September 30, 2006. To access the conference call, dial 866-550-6338 for domestic callers, or +1-347-284-6930 for international callers, and use the reservation number 4743189. Following the teleconference, a replay of the call may be accessed by dialing 888-203-1112 for domestic callers, or +1-719-457-0820 for international callers, and using the reservation number 4743189. The replay will be available from November 9, 2006 to November 23, 2006. The conference call will also be webcast live on the Company's website: www.ariesmaritime.com. A replay of the webcast will be available immediately following the call through November 23, 2006.

About Aries Maritime Transport Limited
Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet, which has an average age of 7.3 years and is 100% double-hulled, consists of five MR tankers, four Panamax tankers and one Aframax tanker. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 17 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's products tankers and container vessels, other than the Bora and SCI Tej, currently have period charter coverage. Charters for 30% of the Company's products tanker fleet have profit sharing components.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995 This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; completion of repairs, length of offhire, availability of charters and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, our ability to complete documentation of agreements in principle, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, additional time spent in completing repairs, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND JUNE 30, 2006 (All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)


                                        (Unaudited)              (Unaudited)
                                     Three month period       Three month period
                                  ended September 30, 2006   ended June 30, 2006
                                  -------------------------  -------------------

REVENUES:
       Revenue from voyages                       23,374              22,488

EXPENSES:
      Commissions                                  (334)               (357)
      Voyage expenses                            (1,043)               (664)
      Vessel operating expenses                  (6,873)             (6,898)
      General and administrative
      expenses                                     (858)             (1,260)
      Depreciation                               (7,945)             (7,067)
      Amortization of dry-docking
      and special survey expense                 (1,366)               (771)
      Management fees                              (494)               (494)
                                       ------------------  ------------------
                                                (18,913)            (17,511)
                                       ------------------  ------------------
      Net operating income                         4,461               4,977


OTHER INCOME (EXPENSES):
      Interest expense                           (5,333)             (4,804)
      Other income (expenses), net                   119                 244
      Change in fair value of
      derivatives                                (3,854)                 772
                                       ------------------  ------------------
      Total other expenses, net                  (9,068)             (3,788)
                                       ------------------  ------------------

                                       ------------------  ------------------
NET (LOSS) INCOME                                (4,607)               1,189
                                       ==================  ==================

Pro forma earnings per share:
         Basic and diluted                       ($0.16)               $0.04
                                       ==================  ==================

Pro forma weighted average number of
shares:
         Basic and diluted                    28,416,877          28,416,877
                                       ==================  ==================

Other Financial Data
                                       Three month period
(All amounts in thousands of U.S.      ended September 30,   Three month period
dollars)                                       2006          ended June 30, 2006

Net cash provided by operating                      902                 18,381
activities
Net cash used in investing activities              (85)               (57,280)
Net cash used in/ provided by                   (7,526)                 42,985
financing activities

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2005 (All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

                                             (Unaudited)                (Unaudited)
                                          Three month period         Three month period
                                       ended September 30, 2006   ended September 30, 2005
                                       -------------------------  -------------------------
REVENUES:
       Revenue from voyages                          23,374                     21,364

EXPENSES:
      Commissions                                     (334)                      (340)
      Voyage expenses                               (1,043)                       (62)
      Vessel operating expenses                     (6,873)                    (4,833)
      General and administrative
      expenses                                        (858)                      (472)
      Depreciation                                  (7,945)                    (5,971)
      Amortization of dry-docking
      and special survey expense                    (1,366)                      (457)
      Management fees                                 (494)                      (432)
                                       ---------------------  -------------------------
                                                   (18,913)                   (12,567)
                                       ---------------------  -------------------------
      Net operating income                            4,461                      8,797


OTHER INCOME (EXPENSES):
      Interest expense                                (5,333)                  (8,726)
      Other income (expenses), net                        119                      340
      Change in fair value of
      derivatives                                     (3,854)                        -
                                       -----------------------  -----------------------
      Total other expenses, net                       (9,068)                   (8,386)
                                       -----------------------  -----------------------

                                       -----------------------  -----------------------
NET (LOSS) INCOME                                     (4,607)                      411
                                       =======================  =======================

Pro forma earnings per share:
         Basic and diluted                            ($0.16)                    $0.01
                                       =======================  =======================

Pro forma weighted average number of
shares:
         Basic and diluted                         28,416,877               28,416,877
                                       =======================  =========================

Other Financial Data
(All amounts in thousands of U.S.          Three month period      Three month period
dollars)                                   ended September 30,    ended September 30,
                                                2006                    2005
Net cash provided by operating                        902                  13,143
activities
Net cash used in investing activities                (85)                (35,684)
Net cash used in/ provided by financing           (7,526)                   1,061
activities

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2005
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)


                                          (Unaudited)            (Unaudited)
                                       Three month period     Three month period
                                      ended September 30,    ended September 30,
                                              2006                   2005

REVENUES:
                                               67,113                 54,069
     Revenue from voyages

EXPENSES:
     Commissions                              (1,004)                  (984)
     Voyage expenses                          (1,912)                   (63)
     Vessel operating expenses               (19,254)               (12,693)
     General & administrative expenses        (3,074)                  (824)
     Depreciation                            (21,760)               (13,869)
     Amortization of dry-docking and
     special survey expense                   (2,673)                (1,434)
     Management fees                          (1,478)                (1,055)
                                             (51,155)               (30,922)
     Net operating income                      15,958                 23,147

OTHER EXPENSES:
     Interest expense                        (13,563)               (16,852)
     Other income (expenses), net                 251                    427
     Change in fair value of
     derivatives                              (1,935)                    378
     Total other expenses, net               (15,247)               (16,047)


NET INCOME                                        711                  7,100

Earnings per share:
Basic and diluted                               $0.03                  $0.25

Weighted average number of shares:
Basic and diluted                          28,416,877             28,416,877


Other Financial Data
                                       Three month period    Three month period
(All amounts in thousands of U.S.      ended September 30,   ended September 30,
dollars)                                      2006                  2005

Net cash provided by operating                26,530               26,576
activities
Net cash used in investing activities      (109,857)             (71,385)
Net cash provided by financing                75,828               75,070
activities

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2006 AND AUDITED CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2005
(All amounts expressed in thousands of U.S. Dollars)


                                                (Unaudited)        (Audited)
                                               September 30,       December 31,
                                                   2006               2005
ASSETS
Current assets
   Cash and cash equivalents                        11,749            19,248
   Restricted cash                                   3,297                10
   Trade receivables, net                            1,821               176
   Other receivables                                   372                60
   Derivative financial instruments                      -               401
   Inventories                                         818               645
   Prepaid expenses and other                        8,856               521
   Due from managing agent                              77                84
   Due from related parties                              -             1,293
                                                -----------  ----------------
   Total current assets                             26,990            22,438
                                                -----------  ----------------

   Vessels and other fixed assets, net             438,011           341,225
   Advances for vessel
   acquisitions                                          -            11,363
   Deferred charges, net                             4,399             2,872
                                                -----------  ----------------
   Total non-current assets                        442,410           355,460
                                                -----------  ----------------
   Total assets                                    469,400           377,898
                                                ===========  ================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Accounts payable, trade                           8,867             4,598
   Accrued liabilities                              13,214             2,880
   Deferred income                                   1,379             3,163
   Derivative financial instruments                  2,022                 -
   Deferred revenue                                  7,398            10,715
   Due to related parties                            2,676                 -
                                                -----------  ----------------
   Total current liabilities                        35,556            21,356
                                                -----------  ----------------

   Long-term debt, net of current portion          284,800           183,820
   Deferred revenue                                 12,260            17,041
                                                -----------  ----------------
   Total liabilities                               332,616           222,217
                                                -----------  ----------------

   Commitments and contingencies                         -                 -

Stockholders' equity

   Preferred  stock,  $0.01 par  value,  30
   million shares authorized, none issued.
   Common  stock,   $0.01  par  value,  100
   million shares authorized,  28.4 million
   shares   issued   and   outstanding   at
   December 31, 2005 and at  September  30, 2006       284               284
   Additional paid-in capital                      136,500           155,397
                                                 -----------  ----------------
   Total stockholders' equity                      136,784           155,681
                                                 -----------  ----------------
   Total liabilities and stockholders' equity      469,400           377,898
                                                 ===========  ================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)



Dated:  November 14, 2006                        By:/s/ Richard J.H. Coxall
                                                 ------------------------------
                                                 Richard J.H. Coxall
                                                 Chief Financial Officer




SK 23248 0002 721689